Lang Michener LLP
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File Number: 57431-8

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Direct Line: (604) 691-7410
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E-Mail: mtaylor@lmls.com

July 4, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 6010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:                Mr. Jeffrey Riedler, Assistant Director

Dear Sirs/Mesdames:

Coloured (US) Inc.
Form SB-2/A filed June 8, 2006
SEC File No. 333-133505

We write on behalf of Coloured (US) Inc. (the “Company” or “Coloured”) in response to Staff’s letter of June 20, 2006 signed by Mr. Jeffrey Riedler, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2/A filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 2 to the Registration Statement on SB-2 (as revised, the “Form SB-2/A2”). We enclose with this letter two copies of the Form SB-2/A2, plus two copies that have been redlined to show the changes from the previous Form SB-2 filing.

In addition to the Form SB-2/A2, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the Form SB-2/A2.

At the outset, we wish to apologize for a mix-up with the September 30, 2005 financial statements that were included with the Amendment No. 1 to Form SB-2. The Company had provided with us with amended financial statements, which we reviewed and referred to in our correspondence letter to you. Inadvertently, the amended financial statements that were delivered to us were not included in the Edgar filing submission prepared by the Company’s Edgar filing agent. We believe that this gave rise to Staff’s confusion and inability to relate the Company’s responses to the financial statement issues included in our letter to the financial statements that were included in the Amendment No. 1 to Form SB-2. We apologize for the confusion that was created and advise that this error arose without any fault of the Company.

Risk Factors, p. 5
If we are unable to obtain additional financing… p. 5

1.

You have indicated that you need to obtain additional funds to continue operations within the month. If this filing is not effective prior to June 30 of this year, you should update the disclosure in this section in subsequent amendments.

In response to Staff’s comment, the Company has amended the Form SB-2 in order to update the disclosure regarding its efforts to obtain additional funds to continue its operations. The revised disclosure reflects the fact that the Company recently completed a Regulation S financing that has provided the Company with additional funds to continue its operations.

Coloured (US) Inc. Interim Financial Statements, page F-1
Note 4. Agency Exploitation Agreements and Intellectual Property, page F-10

2.	We noted that you expensed the intellectual property acquired. Please provide the following:

  Explain why it is appropriate to classify the intellectual property outside of operations on the Interim Consolidated Statements of Operations.

  Clarify the heading used in the Interim Consolidated Statements of Cash Flows to properly reflect the acquisition of intellectual property rights as “intellectual property write down” implies an impairment to the intellectual property rather than a purchase or tell us why this classification is appropriate.

  Tell us what consideration was given to classifying the purchase of intellectual property as an investing activity on the Statements of Cash Flows. Refer to Note 10 Non-cash Transactions which indicates the purchased intellectual property is an investing or financing activity.

In response to Staff’s comment, the Company has amended the financial statements to clarify the presentation and classification of the purchased intellectual property in the statement of operations and statement of cash flows. The Company has also amended the Management Discussion and Analysis or Plan of Operations section of the Form SB-2 in order to reflect these changes to the financial statements.

The Company believes that the revised wording on the statement of cash flows clarifies the non-cash component of the intellectual properties, as they do not meet the capitalization criteria. The purchases of the intellectual properties are treated as an investment that was paid for ("financed") by the issuing of shares, as explained in Notes 4a and 4b, and outlined in Note 10 to the financial statements.

Coloured (US) Inc. Consolidated Financial Statements, page F-15
Note 2, Significant Accounting Policies
Revenue Recognition, page F-28

3.

Refer to your response to our comment 25 and we repeat our comment as it doesn’t appear any changes have been made to the footnote as indicated in your response. Clarify when revenue derived from the sale of services is initially recorded as deferred revenue (e.g. is an upfront total contract payment required).

In response to Staff’s comment, the Company has amended Note 2(i) to its audited consolidated financial statements for the years ended September 30, 2005 and 2004 in order to clarify when revenue derived from the sale of services is initially recorded as deferred revenue.

Note 3 Rights and Technology, page F-29

4.

Refer to your response to our comments 27 and 28 and we repeat our comments as it doesn’t appear any changes have been made to the footnote as indicated in your responses. Please clarify what you mean by “option agreement” related to your software license and your basis for the accounting for an option agreement. Disclose the terms of the agreement. We noted that you acquired the software license on May 25, 2004 but did not incur amortization expense in the fiscal year ended September 30, 2004. Please clarify your accounting treatment.

In response to Staff's comment, the Company has amended Note 3 to its audited consolidated financial statements for the years ended September 30, 2005 and 2004. Disclosure has been added to confirm that the date of acquisition was not until November 8, 2004. Accordingly, no amortization expense was incurred in the fiscal year ended September 30, 2004.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl Encls.

cc:	Mr. Zafar Hasan
cc:	Ms. Sasha Parikh

cc:	Coloured (US) Inc.
Attention: Mr. Lars Brannvall, CEO